Exhibit 5
[MAUPIN TAYLOR, P.A. LETTERHEAD]
July 25, 2006
Yadkin Valley Financial Corporation
209 North Bridge Street
Elkin, North Carolina 28621-3404

Re:	250,000 Shares of Common Stock of Company
Ladies and Gentlemen:
          We have acted as counsel to Yadkin Valley Financial Corporation, a North Carolina corporation (the “Company”), in connection with the registration of 250,000 shares of Common Stock (the “Common Stock”) to be issued pursuant to the Company’s Dividend Reinvestment Plan, as described in the Company’s Registration Statement on Form S-3 (the “Registration Statement”), to be filed promptly with the Securities and Exchange Commission under the Securities Act of 1933, as amended. As such counsel, we have reviewed such legal matters as we have deemed appropriate for the purpose of rendering this opinion.
          We are familiar with the corporate proceedings taken by the Company in connection with the issuance and sale of the Common Stock pursuant to the Company’s Dividend Reinvestment Plan. It is our opinion that the Common Stock covered by the Registration Statement, when issued against full payment thereof, will be validly issued, fully paid and nonassessable shares of common stock of the Company.
          We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the Prospectus, which is part of the Registration Statement.
          The opinions expressed above concern only the effect of laws as now in effect and are rendered as of the date hereof. We undertake no, and hereby disclaim any, obligation to revise or supplement this opinion should such laws be changed by legislative action, judicial decision, or otherwise after the date of this opinion, or if we become aware of any facts that might change the opinions expressed above after the date of this letter.

Sincerely,

/s/ MAUPIN TAYLOR, P.A.

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